UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

AbitibiBowater Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

003687209

(CUSIP Number)

Eric Ross
Managing Director and Chief Compliance Officer
Avenue Capital Group
399 Park Avenue
New York, NY 10022
(212) 878-3520

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

John Bessonette
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

December 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,661
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,661*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see Instructions) PN
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue International Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,379
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 288,379
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,379*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (see Instructions) PN
* Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS\ Avenue International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,379
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,379*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (see Instructions) CO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue International Master GenPar, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,379
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,379*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (see Instructions) CO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 388,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 388,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,040*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (see Instructions) OO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue CDP Global Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,121
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,121
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,121*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see Instructions) PN
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Global Opportunities Fund GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,121
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,121*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see Instructions) OO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 686,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 686,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,525*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (see Instructions) PN
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 686,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 686,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,525*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (see Instructions) OO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS GL Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 686,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 686,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,525*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (see Instructions) OO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,609,373
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,609,373
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,609,373*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (see Instructions) PN
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Capital Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,609,373
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,609,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,609,373*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (see Instructions) OO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS GL Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,609,373
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,609,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,609,373*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (see Instructions) OO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,774,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,774,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,774,059*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (see Instructions) IA
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,774,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,774,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,774,059*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (see Instructions) OO
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

CUSIP No. 003687209

1	NAMES OF REPORTING PERSONS Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,774,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,774,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,774,059*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (see Instructions) IN
*Excludes shares of common stock that may be received in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. The amount of additional common stock, if any, that could be received from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

SCHEDULE 13D

This Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of AbitibiBowater, Inc., a Delaware corporation (the “Issuer”), $0.001 par value per share (the “Common Stock”), acquired by the Reporting Persons upon the reorganization of the Issuer pursuant to the Second Amended Joint Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code, as amended (the “Chapter 11 Plan”) and the CCAA Plan of Reorganization and Compromise of the Issuer, as amended (the “CCAA Plan”, and together with the Chapter 11, the “Plans”).

Item 1. Security and Issuer

Securities acquired: Shares of common stock, $0.001 par value per share (the “Common Stock”).

Issuer:                   AbitibiBowater, Inc.
1155 Metcalfe Street, Suite 800
Montréal, Québec, Canada H3B 5H2

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by:

(i)   Avenue Investments, L.P. (“Avenue Investments”), a Delaware limited partnership, with respect to the Common Stock held by it;

(ii)   Avenue International Master, L.P. (“Avenue International Master”), a Cayman Islands exempted limited partnership, with respect to the Common Stock held by it;

(iii)   Avenue International, Ltd. (“Avenue International”), a Cayman Islands exempted company and the sole limited partner of Avenue International Master, with respect to the Common Stock held by Avenue International Master;

(iv)   Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), a Cayman Islands exempted company and the general partner of Avenue International Master, with respect to the Common Stock held by Avenue International Master;

(v)   Avenue Partners, LLC (“Avenue Partners”), a New York limited liability company, the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar, with respect to the Common Stock held by Avenue Investments and Avenue International Master;

(vi)   Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”), a Cayman Islands exempted limited partnership, with respect to the Common Stock held by it;

(vii)   Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”), a Delaware limited liability company and the general partner of CDP Global, with respect to the Common Stock held by CDP Global;

(viii)   Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”), a Delaware limited partnership, with respect to the Common Stock held by it.

(ix)   Avenue Capital Partners IV, LLC (“Avenue Capital IV”), a Delaware limited liability company and the general partner of Avenue Fund IV, with respect to the Common Stock held by Avenue Fund IV;

(x)      GL Partners IV, LLC (“GL IV”), a Delaware limited liability company and the managing member of Avenue Capital IV, with respect to the Common Stock held by Avenue Fund IV;

(xi)   Avenue Special Situations Fund V, L.P. (“Avenue Fund V”), a Delaware limited partnership, with respect to the Common Stock held by it.

(xii)   Avenue Capital Partners V, LLC (“Avenue Capital V”), a Delaware limited liability company and the general partner of Avenue Fund V, with respect to the Common Stock held by Avenue Fund V;

(xiii)   GL Partners V, LLC (“GL V”), a Delaware limited liability company and the managing member of Avenue Capital V, with respect to the Common Stock held by Avenue Fund V;

(xiv)   Avenue Capital Management II, L.P. (“Avenue Capital II”), a Delaware limited partnership and the investment advisor to Avenue Investments, Avenue International Master, CDP Global, Avenue Fund IV and Avenue Fund V (collectively, the “Funds”), with respect to the Common Stock held by the Funds;

(xv)   Avenue Capital Management II GenPar, LLC (“GenPar”), a Delaware limited liability company and the general partner of Avenue Capital II, with respect to the Common Stock held by the Funds; and

(xvi)   Marc Lasry, a United States citizen and the managing member of Avenue Partners, CDP Global GenPar, GL IV, GL V and GenPar, and director of Avenue International and Avenue International GenPar, with respect to the Common Stock held by the Funds.

The persons identified in (i) through (xvi) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(b) The principal place of business for each of the Reporting Persons is c/o Avenue Capital Management II, L.P, 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) Each of Avenue Investments, Avenue Fund IV and Avenue Fund V is a private investment partnership. Each of Avenue International Master, Avenue International and CDP Global is a private offshore investment vehicle. The principal business of each of Avenue International GenPar, Avenue Partners, CDP Global GenPar, Avenue Capital IV and Avenue Capital V is to serve as the general partner of, respectively, Avenue International Master, Avenue Investments, CDP Global, Avenue Fund IV and Avenue Fund V. Avenue Partners also serves as the sole shareholder of Avenue International GenPar. The principal business of each of GL IV and GL V is to serve as the managing member of, respectively, Avenue Capital IV and Avenue Capital V. The principal business of Avenue Capital II is to serve as the investment advisor to the Funds and one or more affiliated entities. The principal business of GenPar is to serve as the general partner of Avenue Capital II. Marc Lasry serves as the principal control person (directly or indirectly) of all of the Reporting Persons, and serves in a similar capacity to various other related entities, all of which are engaged in investment or investment management activities.

(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

As further described in Item 4 below, on December 9, 2010 (the “Effective Date”) the following notes and debentures held by the Funds were canceled and exchanged for an aggregate of 3,774,059 shares of Common Stock:

the 7.95% unsecured notes due 2011 issued by Bowater Canada Finance Corporation, the 9% debentures due 2009 issued by Bowater Incorporated, the 9.375% debentures due 2021 issued by Bowater Incorporated, and the 6.5% unsecured notes due 2013 issued by Bowater Incorporated

Item 4. Purpose of the Transaction

The Funds acquired the shares of Common Stock owned by them in connection with the reorganization of the Issuer, in accordance with the Plans.  The Funds acquired the notes and debentures, as well as the shares of Common Stock for which they were exchanged, for investment purposes. As a creditor of the Issuer’s subsidiaries, the Reporting Persons participated in discussions and negotiations with the Issuer that ultimately resulted in the filing of the Plans.

As discussed in Item 5 below, the shares of Common Stock reported as beneficially owned by the Reporting Persons exclude shares of Common Stock held in reserve for distribution upon resolution of certain disputed claims.

The Reporting Persons, depending on investment priorities, may buy, sell, hedge or enter into other transactions in Common Stock. The Reporting Persons reserve the right to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock or other factors. The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares	Percentage of Class
Avenue Investments	99,661	0.1%
Avenue International Master	288,379	0.4%
Avenue International	288,379	0.4%
Avenue International GenPar	288,379	0.4%
Avenue Partners	388,040	0.5%
CDP Global	90,121	0.1%
CDP Global GenPar	90,121	0.1%
Avenue Fund IV	686,525	0.9%
Avenue Capital IV	686,525	0.9%
GL IV	686,525	0.9%
Avenue Fund V	2,609,373	3.5%
Avenue Capital V	2,609,373	3.5%
GL V	2,609,373	3.5%
Avenue Capital II	3,774,059	5.1%
GenPar	3,774,059	5.1%
Marc Lasry	3,774,059	5.1%

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 73,752,881 shares of Common Stock issued and outstanding as of December 9, 2010, as reported by the Issuer in its Form 8-K filed by the Issuer with the Securities Exchange Commission on December 15, 2010.  The numbers and approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons exclude Common Stock that may be issued in connection with the resolution of certain disputed claims in respect of which share reserves have been created, including among others a disputed claim by Bowater Canada Finance Corporation against Bowater Inc. An Aggregate of 23,382,073 shares of Common Stock is being held in such reserves. The amount of Common Stock, if any, that could be received by the Reporting Persons in future distributions from such reserves in connection with the resolution of such claims, and the timing of any such distributions, is uncertain.

(b) Each of the Funds has the sole power to vote and dispose of the shares of Common Stock held by it reported in this Schedule 13D. Each of Avenue International, Avenue International GenPar, Avenue Partners, CDP Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital II, GenPar and Marc Lasry has the shared power to vote and dispose of the shares of Common Stock held by the Funds which are beneficially owned by it as reported in this Schedule 13D.

(c) Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Other than as described in this Schedule 13D and the agreements attached here to and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 24
Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the Issuer’s filing on Schedule 13G filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated December 20, 2010.

Exhibit 99.2
Second Amended Joint Plan of Reorganization of AbitibiBowater, Inc. under Chapter 11 of the United States Bankruptcy Code, as amended (incorporated by reference to Exhibit 1 to the Confirmation Order, dated November 23, 2010 of the U.S. District Court for the District of Delaware, which is included as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010).

Exhibit 99.3	Second Amended and Restated CCAA Plan of Reorganization and Compromise, dated November 1, 2010.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010

AVENUE INVESTMENTS, L.P. By: Avenue Partners, LLC, its General Partner

By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE INTERNATIONAL MASTER, L.P. By: Avenue International Master GenPar, Ltd. its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE INTERNATIONAL, LTD. By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE INTERNATIONAL MASTER GENPAR, LTD. By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE PARTNERS, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE — CDP GLOBAL OPPORTUNITIES FUND, L.P.

By: Avenue Global Opportunities Fund GenPar, LLC
its General Partner

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

By: Avenue Capital Partners IV, LLC,
its General Partner

By: GL Partners IV, LLC,
its Managing Member

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL PARTNERS IV, LLC By: GL Partners IV, LLC, its Managing Member By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

GL PARTNERS IV, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By: Avenue Capital Partners V, LLC,
its General Partner

By: GL Partners V, LLC,
its Managing Member

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL PARTNERS V, LLC By: GL Partners V, LLC, its Managing Member By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

GL PARTNERS V, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated December 20, 2010.

Exhibit 99.3	Second Amended and Restated CCAA Plan of Reorganization and Compromise, dated November 1, 2010.